FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of: July 2015

Commission File Number 0-22617

Minco GOLD Corporation

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada V6E 3P3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.	Minco Gold Corporation’s Financial Statements For the Six Months Ended June 30, 2014

A copy of Minco Gold Corporation’s Consolidated Interim Financial Statements for the six months ended June 30, 2014

Minco Gold Corporation’s Financial Statements For the Nine Months Ended September 30, 2014

A copy of Minco Gold Corporation’s Consolidated Interim Financial Statements for the nine months ended September 30, 2014

2.	Exhibits

2.1	Minco Gold Corporation’s Consolidated Interim Financial Statements for the six months ended June 30, 2014

2.2	Management’s Discussion & Analysis for the six months ended June 30, 2014

2.3	Form 52-109F2 - Certification of Interim Filings for Chief Executive Officer and Chief Financial Officer

2.4	Minco Gold Corporation’s Consolidated Interim Financial Statements for the nine months ended September 30, 2014

2.5	Management’s Discussion & Analysis for the nine months ended September 30, 2014

2.6	Form 52-109F2 - Certification of Interim Filings for Chief Executive Officer and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

Date: July 22, 2015	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary